Somanta Pharmaceuticals, Inc.

19200 Von Karman Avenue, Suite 400

Irvine, CA 92612

June 13, 2006

Mail Stop: 6010

Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Somanta Pharmaceutical, Inc. Amendment No. 2 to Registration Statement on Form SB-2 Filed May 17, 2006 File No. 333-132176

Dear Mr. Mancuso:

Somanta Pharmaceuticals, Inc. (the “Company”) has reviewed your letter dated June 7, 2006 (the “June 7 Comment Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form SB-2 (the “Amendment”). The Company responds to the June 7 Comment Letter as set forth below. The paragraph numbers below are intended to correspond to the paragraph numbers set forth in the June 7 Comment Letter. In addition, for your convenience, we have restated each of your comments as set forth in the June 7 Comment Letter immediately preceding each of our responses below and have included three (3) copies of the revised Amendment marked to show our proposed changes to ease your review.

Registration Statement Cover Page

1.	We note your disclosure on the prospectus cover page that you are registering 9,390,320 shares of common stock, which the selling stockholders will offer initially at a price of $0.60 per share. Please reconcile this with the proposed maximum aggregate offering price indicated in the fee table.

RESPONSE: We have modified the aggregate offering price in the fee table in response to this comment.

Determination of Offering Price, page 21

2.	We note your response to prior comment 4 from our letter dated May 5, 2006 and your revised disclosure on page 21. Please reconcile the fact that selling stockholders are required to sell at a fixed price as disclosed on your prospectus cover with your disclosure on page 21 that you “do not know if any selling stockholder will actually sell any shares offered hereby at a price of $0.60 per share, and they are not obligated to do so.”

Somanta Pharmaceuticals, Inc.

June 13, 2006

RESPONSE: We have modified the disclosure in response to this comment.

Selling Stockholders, page 22

3.	We note your response to prior comment 5. Please tell us why you removed the disclosure identifying Lake End Capital, LLC as a broker-dealer or affiliate of a broker-dealer.

RESPONSE: Lake End was previously inadvertently omitted and has now been included in response to this comment.

4.	We note your response to prior comment 8 and reissue the comment. Note that all shares beneficially owned by selling stockholders should be reflected in the second column of the selling stockholder table, while the number of shares selling stockholders are offering should be reflected in the third column.

RESPONSE: We have modified the selling stockholder table in response to this comment.

Business, page 29

5.	From your response to comment 11, it is unclear how investors can evaluate your business, contracts and results without information regarding the milestones to which you have committed, the obligations or payments that are reasonably likely to become due or receivable, the extent and termination of exclusivity provisions, and other material provisions of your contracts. Therefore, we reissue the comment.

RESPONSE: We have modified the disclosures in response to this comment.

Products, page 34

6.	We reissue comment 14. Rule 436 requires that you obtain the consent of experts when prospectus disclosure summarized their reports. Much of your disclosure supporting your business is based on summaries of studies by third party experts. The experts should consent to such summaries.

RESPONSE: We have modified the disclosure in response to this comment.

Management, page 58

7.	We note your response to prior comment 19. Please reconcile the remaining discrepancies between the disclosure regarding the tenure of your executive management and directors here and the disclosure regarding your management and directors in your most recent Form 10-K.

RESPONSE: We have modified the disclosure in response to this comment.

Somanta Pharmaceuticals, Inc.

June 13, 2006

Related Transactions, page 66

8.	Please file the agreements mentioned in this section.

RESPONSE: We have filed the UK office lease as Exhibit 10.27, the service agreement with Balbir Brar as Exhibit 10.25 and the consulting agreement with Dr. Brar as Exhibit 10.29, the financial advisory letter agreement between SCO Financial Group and Bridge Oncology Products, Inc. as Exhibit 10.28 and the consulting agreement with Duncan Merritt as Exhibit 10.26 in response to this comment. The share exchange agreement between Bridge Oncology and Somanta Ltd., the license with Advanced Cardiovascular Devices, the license agreement with Virium Pharmaceuticals, the warrant issued to SCO Capital Partners and the amended and restated letter agreement with SCO Capital Partners were previously filed as Exhibits 2.3, 10.9, 10.10, 10.16 and 10.13, respectively. The documents evidencing the note conversion between Hibshman Optical Corp. and the Catizones referenced in this section, according to a representation we received from Pasquale Catizone, have either been lost or destroyed and therefore have not been filed as exhibits to this registration statement. They consisted of two convertible promissory notes dated December 7, 1998, in the aggregate principal amount of $50,000 that were marked “cancelled” on the conversion date of April 1, 2005. No other documents were relevant to this transaction other than the common stock certificates issued upon conversion of the notes.

9.	Please quantify the outstanding principal and interest mentioned in the penultimate paragraph.

RESPONSE: We have modified the disclosure in response to this comment.

10.	Please disclose the amount paid or owed under the agreement mentioned in the last paragraph. Also disclosure the duration of this and the other agreements mentioned in this section.

RESPONSE: We have modified the disclosure in response to this comment.

11.	Please tell us the authority which permits you to exclude from this section the amounts mentioned in response to our prior comment 22.

RESPONSE: We have disclosed the amounts mentioned in response to prior comment 22.

Somanta Pharmaceuticals, Inc.

June 13, 2006

Security Ownership, page 68

12.	Please include a row in the table for each officer in your summary compensation table.

RESPONSE: We have modified the beneficial ownership table in response to this comment.

Somanta Incorporated Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-11

Note 8. Stockholder’s Transactions, page F-16

13.	We note your response to prior comment 31. We note that you are using a volatility factor of zero for the grant of warrants to non-employees. Please tell us why you believe it is appropriate to use a volatility factor of zero. Please note that guidance of Footnote 1 to EITF 96-18, which states that the minimum value method prescribed in paragraph 20 of SFAS 123 is not an acceptable method for determining the value of non-employee awards by nonpublic companies.

RESPONSE: We have determined that using an appropriately comparable (non-zero) historical volatility factor to determine the fair value of the warrant to purchase 9,987 shares of our common stock granted to a non-employee would result in a compensation expense that is not material to the January 31, 2006 interim numbers; we will however, with your permission, record this amount in the fourth quarter of fiscal 2006 and provide, in the year end footnotes, all required disclosure information.

Somanta Pharmaceuticals, Inc. Condensed Consolidated Financial Statements, page F-28

Note 5. Private Placement, page F-41

14.	Please refer to prior comment 34. We note you continue to reference the guidance of EITF Topic D-98 as the basis for your accounting for the liquidated damages. Please note that the liquidated damages arising from the registration rights agreement are not within the scope of EITF Topic D-98. While the liquidated damages are a pertinent factor in evaluation the accounting for the Series A Convertible Preferred Stock and the warrants, the accounting for the liquidated damages is the same as that for ongoing liabilities. As such, you should accrue a liability for the liquidated damages during the periods in which you are not in compliance with the registration rights agreement. Please revise your financial statements to remove the liability for liquidated damages as it appears that you have not yet incurred any liability under the liquidated damages clause. Please note that at the point that you fail to comply with the registration rights agreement, you should begin to accrue the liquidated damages liability of 1% per month as specified in your registration rights agreement.

RESPONSE: We have re-classified the liquidated damages amount of $320,253 down into permanent equity on the January 31, 2006 balance sheet in response to this comment.

Somanta Pharmaceuticals, Inc.

June 13, 2006

We have also made the determination that, pursuant to SFAS 5, no liability for liquidated damages should have been accrued as of January 31, 2006 as the amount was neither able to be estimated nor probable as of that date. We will re-evaluate this potential liability and related disclosure at each reporting date going forward.

Exhibit 16.1

15.	Please refer to prior comment 26. We note that you included a letter from Meril Solomon Bertiger & Gutilla, P.C. that references certain paragraphs contained on page 59 and Item 4.01 of this registration statement. However, these references do not appear to be correct as the disclosure is on page 75 and there is no Item 4.01 including in the filing. Please obtain an updated letter from Meril Soloman Bertiger & Gutilla, P.C. that references the appropriate section of the registration statement.

RESPONSE: We have obtained an updated letter from Meril Soloman Bertiger & Gutilla, P.C. and have filed it as Exhibit 16.1 in response to this comment.

Form 10-QSB for the Quarter Ended January 31, 2006

16.	Please amend your quarterly reports on Form 10-QSB to address the comments issued in this letter and in our letters dated March 29, 2006 and May 5, 2006, as appropriate.

RESPONSE: With your permission, we intend to file an amended 10-QSB for the quarter ended January 31, 2006 to address the comments issued in each of your comment letters at such time as the comment process is complete and prior to the effectiveness of the registration statement.

*        *        *

If you have any further comments regarding this letter, the response contained herein or any of the SB-2, please contact the undersigned or our outside counsel, Adam Lenain, Esq., Foley & Lardner LLP, 402 W. Broadway, Suite 2300, San Diego, California 92101; Telephone No.: (619) 685-4604, Facsimile No.: (619) 234-3510.

Sincerely,

/s/ TERRANCE J. BRUGGEMAN
Terrance J. Bruggeman,
Executive Chairman

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